SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended May, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

14 May 2015

BP ANNOUNCES NEW NON-EXECUTIVE DIRECTORS

The Board of BP p.l.c. announced today that it has appointed Mrs Paula Rosput Reynolds and Sir John Sawers as Non-Executive Directors with immediate effect.

Mrs Rosput Reynolds has over 25 years' experience in the energy sector, including as president and chief executive officer of AGL Resources. Sir John Sawers has had long experience in government, most recently as Chief of the UK Secret Intelligence Service (MI6) and is now Chairman of Macro Advisory Partners.

Carl-Henric Svanberg, Chairman of BP said "We are delighted to welcome Paula and John to the Board of BP. Paula has deep experience in the energy and financial services sectors. John brings extensive experience of international affairs and geopolitics. They are both strong additions to the BP Board."

Paula Rosput Reynolds:

Paula Rosput Reynolds began her career as an economist before spending over 25 years in the energy sector in a variety of operational and corporate roles, including at the Duke Energy Corporation and the Pacific Gas and Electric Company. Mrs Reynolds was President and Chief Executive Officer of AGL Resources, a Fortune 500 natural gas distribution, services and trading company which serves the eastern US. She has also previously served as a non-executive director of Anadarko Petroleum Corporation.

Mrs Reynolds was Chair, President and Chief Executive Officer of Safeco Corporation, a US insurance company, until its acquisition by Liberty Mutual Group in 2008. She was then appointed Vice Chairman and Chief Restructuring Officer of American International Group Inc. (AIG), overseeing the company's divestiture of assets and serving as chief liaison with the Federal Reserve Bank of New York.

Mrs Reynolds currently serves as a non-executive director of BAE Systems plc, TransCanada Corporation and Delta Airlines where she will be stepping down shortly. She is also Chairman of the Board of Trustees at the Fred Hutchinson Cancer Research Centre. She was previously a non-executive director of Coca-Cola Enterprises Inc. and of Air Products and Chemicals Inc. In 2014, Mrs Reynolds was recognized with a lifetime achievement award for exceptional contributions as a board member by the National Association of Corporate Directors in the US.

Sir John Sawers:

Sir John Sawers spent 36 years working for the British Government in international affairs and security. He completed his five year tenure as Chief of MI6, the UK Secret Intelligence Service, in November 2014. Prior to that, he was the UK's Ambassador to the United Nations, Political Director of the Foreign Office, Special Representative in Iraq, Ambassador to Cairo, and Foreign Policy Advisor to the Prime Minister. In his early career, he worked in the Middle East, South Africa and Washington.

Sir John is now Chairman and Partner of Macro Advisory Partners LLP. He is also a Visiting Professor at King's College London and a Governor of The Ditchley Foundation.

Further information:

BP press office: +44 (0)20 7496 4076, bppress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 May, 2015

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary